UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
TAL International Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
874083 10 8
(CUSIP Number)

TAL International Group
100 Manhattanville Road
Purchase, NY 10577-2135
Attention:  Marc Pearlin
Vice President, General Counsel and Secretary
(914) 251-9000

with a copy to:

Christopher M. Golden
Vedder Price P.C.
222 North Lasalle Street
Chicago, Illinois 60601
(312) 609-7615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1.	Names of Reporting Persons. Edgewater Private Equity Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,114,876
	8. Shared Voting Power	01/
	9. Sole Dispositive Power	1,114,876
	10. Shared Dispositive Power	01/
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,876
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.08%2/
14.	Type of Reporting Person (See Instructions)
PN

1/ Edgewater Private Equity Fund III, L.P., Edgewater Growth Capital Partners, L.P., JZ Capital Partners Limited and The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”) are parties to an amended and restated shareholders agreement pursuant to which such shareholders have agreed to vote their respective shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc. (the “Company”) such that the Board of Directors of the Company will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  The number of shares with shared voting power and shared dispositive power set forth in this Amendment No. 1 to Schedule 13D excludes: (i) 9,194,236 shares held by The Resolute Fund, L.P.; (ii) 361,550 shares held by The Resolute Fund Singapore PV, L.P.; (iii) 433,860 shares held by The Resolute Fund Netherlands PV I, L.P.; (iv) 361,550 shares held by The Resolute Fund Netherlands PV II, L.P.; (v) 10,846 shares held by The Resolute Fund NQP, L.P.; and  (vi) 1,114,878 shares held by JZ Capital Partners Limited, as Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners L.P. each disclaims beneficial ownership of such shares.

2/ Based on 36,225,066 shares of Common Stock outstanding as of March 15, 2011.

1.	Names of Reporting Persons. Edgewater Growth Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,114,876
	8. Shared Voting Power	01/
	9. Sole Dispositive Power	1,114,876
	10. Shared Dispositive Power	01/
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,876
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.08%2/
14.	Type of Reporting Person (See Instructions)
PN

1/ See Footnote 1/ above.
2/ See Footnote 2/ above.

      Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 27, 2005 (the “Statement”), as follows:

Item 2.     Identity and Background

Item 2 of the Statement is amended and restated in its entirety and replaced with the following:

This statement on Schedule 13D is being filed by Edgewater Private Equity Fund III, L.P. (“Edgewater Fund III”), Edgewater Growth Capital Partners, L.P. (f/k/a) Private Equity Fund IV, L.P.) (“EGCP” and together with Edgewater Fund III, the “Edgewater Funds”), and Edgewater III Management, L.P. (“Edgewater III Management”) and Edgewater IV Management, LLC (“Edgewater IV Management”, and together with Edgewater III Management, the “Edgewater Management Entities”), the beneficial owners of shares of Common Stock held directly by the Edgewater Funds. The Edgewater Funds and the Edgewater Management Entities are collectively referred to herein as the “Reporting Persons”.

Edgewater IV Management is a Delaware limited liability company with its principal office at 900 North Michigan Avenue, Suite 1800, Chicago, Illinois 60616.  The Edgewater Funds and Edgewater III Management are each a Delaware limited partnership with its principal office at 900 North Michigan Avenue, Suite 1800, Chicago, Illinois 60616.  Edgewater III Management is the sole general partner of Edgewater Fund III and Edgewater IV Management is the sole general partner of EGCP, and, in such capacities, Edgewater III Management and Edgewater IV Management exercise investment discretion and control of the shares of Common Stock directly owned by Edgewater Fund III and EGCP, respectively.

Edgewater Fund III and EGCP are governed by an executive committee (the “Committee”) which has voting and investment power with respect to the shares owned by Edgewater Fund III and EGCP.  The Committee is comprised of James A. Gordon, Gregory K. Jones and David M. Tolmie, each of whom may be deemed to share voting and investment power over the shares owned by Edgewater Fund III and EGCP.  Messrs. Gordon, Jones and Tolmie are each a citizen of the United States. Their business address is 900 North Michigan Avenue, Suite 1800, Chicago, Illinois 60616. The present principal occupation of each is as a partner of The Edgewater Funds.

Based upon their association with the Edgewater Funds and the Edgewater Management Entities, each of Messrs. Gordon, Jones and Tolmie may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Edgewater Fund III and EGCP. Each of Messrs. Gordon, Jones and Tolmie disclaims such beneficial ownership.

Each of the Reporting Persons and the persons named in this Item 2 has not, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Edgewater Funds, JZ Capital Partners Limited (“JZCP”) and the Resolute Funds are parties to an amended and restated shareholders agreement (as amended, the “Shareholders Agreement”) pursuant to which such shareholders have agreed to vote their respective shares of Common Stock such that the Company’s Board of Directors will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock owned by the Resolute  Funds and JZCP.  The Reporting Persons are making this separate filing in accordance with Rule 13d-1(k)(2) under the Exchange Act, and are solely responsible for the information contained in this separate filing.  The Reporting Persons believe that the other parties to the Shareholders Agreement, where required, will file separately on Schedule 13D or Schedule 13G, as applicable.

The Shareholders Agreement is attached to the Company’s Annual Report on Form 10-K filed with the SEC on March 20, 2006 as Exhibit 10.7 and is incorporated into this Item 2 by reference.

An amendment to the Shareholders Agreement is attached to the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 30, 2010 as Exhibit 10.16 and is incorporated into this Item 2 by reference.

Item 4.      Purpose of Transaction

Item 4 of the Statement is deleted in its entirety and replaced with the following:

On March 31, 2011, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the several selling stockholders specified therein, including the Resolute Funds (the “Selling Stockholders”) and Merrill Lynch,

Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters specified therein (the “Underwriters”), with respect to the offer and sale of an aggregate of 5,500,000 shares (the “Firm Shares”) of the Common Stock to the Underwriters in connection with an underwritten public offering (the “Offering”).  On April 6, 2011, the Company and the Selling Stockholders completed the offer and sale of the Firm Shares to the Underwriters.  Of the Firm Shares, (i) 2,190,530 shares were sold by The Resolute Fund, L.P., (ii) 86,139 shares were sold by The Resolute Fund Singapore PV, L.P., (iii) 103,367 shares were sold by The Resolute Fund Netherlands PV I, L.P., (iv) 86,139 shares were sold by The Resolute Fund Netherlands PV II, L.P. and (v) 2,584 shares were sold by The Resolute Fund NQP, L.P.  Pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an additional 825,000 shares of Common Stock.

Under the Underwriting Agreement, the Selling Stockholders have agreed with the Underwriters not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 75 days from March 31, 2011, except with the prior written consent of the Underwriters (such period, the “lock-up period”).  The lock-up period will be automatically extended if:  (1)  during the last 17 days of the lock-up period referred to above, the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the lock-up period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The Underwriting Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011 as Exhibit 1.1 and is incorporated into this Item 4 by reference.

An additional 73,043 shares of Common Stock owned by the Edgewater Funds remain registered for resale under the Registration Statement.  Subject to the restrictions discussed above, the Edgewater Funds may sell additional shares of Common Stock in the future, but have no present plans to do so.

Item 5.      Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

As set forth in the Company’s prospectus dated March 31, 2011 which was filed in connection with the Offering, the following disclosure assumes that there were 36,225,066 shares of Common Stock outstanding as of March 15, 2011.

The Reporting Persons beneficially own, in the aggregate, 1,114,876 shares of Common Stock, which represent approximately 3.08% of the aggregate number of shares of Common Stock issued and outstanding as of March 15, 2011.  Edgewater Fund III and EGCP directly own 153,511 shares and 961,365 shares of Common Stock, respectively. Edgewater Management III and Edgewater Management IV, as the sole general partner of each of Edgewater Fund III and EGCP, respectively, are deemed the beneficial owners of those shares of Common Stock.

The Resolute Funds, the Edgewater Funds and JZCP are parties to the Shareholders Agreement pursuant to which such shareholders have agreed to vote their respective shares of Common Stock such that the Board of Directors of the Company will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  For purposes of this Amendment No. 1, JZCP disclaims beneficial ownership of shares of Common Stock owned by the Resolute Funds and the Edgewater Funds.  As such, this Item 5 excludes: (i) 9,149,236 shares held by The Resolute Fund, L.P.; (ii) 361,550 shares held by The Resolute Fund Singapore PV, L.P.; (iii) 433,860 shares held by The Resolute Fund Netherlands PV I, L.P.; (iv) 361,550 shares held by The Resolute Fund Netherlands PV II, L.P.; (v) 10,846 shares held by The Resolute Fund NQP, L.P.; and (vi) 1,114,878 shares owned by JZCP, in each case, after giving effect to the Offering.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Items 4 and 6 of this Amendment No. 1 are hereby incorporated by reference in response to this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
April 15, 2011

Edgewater Private Equity Fund III, L.P. By: Edgewater III Management, L.P., its general partner By: Gordon Management, Inc., its general partner
By:	/s/James A. Gordon
James A. Gordon, President

Edgewater Private Equity Fund IV, L.P. By: Edgewater IV Management, LLC, its general partner
By:	/s/James A. Gordon
James A. Gordon, Managing Principal